UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported):
March 10, 2011 (March 4, 2011)

Leo Motors, Inc.
(Exact name of registrant as specified in its charter)

Delaware	95-3909667
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

291-1, Hasangok-dong, Hanam City, Gyeonggi-do, Republic of Korea 465-250	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code +82 31 796 8805

n/a

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Agreements of Certain Officers.

On March 4, 2011, Shi Chul ("Robert") Kang resigned as CEO & Chairman of Leo Motors, Inc. (the "Company"). On March 4, 2011, The Company's Board of Directors accepted his resignation and Appointed Jung Yong Lee, one of the Company's remaining directors, as Chairman and CEO.

There were no material disagreements between Dr. Kang and the Company. Dr. Kang was provided a copy of this disclosure and offered an opportunity to agree or disagree with it. Any correspondence received by Dr. Kang with regards to this disclosure will be filed by amendment.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Leo Motors, Inc.
(Registrant)

Dated: March 10, 2011   By: \s\ Jung Yong Lee
                                         Jung Yong Lee
                                         Chief Executive Officer